

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2019

Austin Singleton
Chief Executive Officer
OneWater Marine Inc.
6275 Lanier Islands Parkway
Buford, GA 30518

> **Re: OneWater Marine Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 26, 2019**
> **CIK No. 0001772921**

Dear Mr. Singleton:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Acquisition Strategy, page 7

1.　　Reference is made to your disclosure of the estimated Adjusted EBITDA that you believe your pipeline of acquisitions could contribute. Please provide the disclosures required by Item 10(e)(i) of Regulation S-K. If you do not believe the disclosure represents a non-GAAP measure, please explain why. Refer to Item 10(e) of Regulation S-K and Section 101 of the Division's Compliance and Disclosure Interpretations on the use of non-GAAP financial measures.

Corporate Reorganization, page 7

2.   Please ensure that the diagram on page 10 depicts the fact that certain Legacy Holders will also hold shares of Class A Common Stock, as you disclose elsewhere.

Summary Historical Consolidated Financial and Operating Data, page 17

3.   Reference is made to footnote (3) and your calculation of pro forma per share data. We note that your calculation reflects the estimated number of shares of common stock you expect to have outstanding upon the completion of your corporate reorganization described under "—Corporate Reorganization" and the offering. Per page 100, the corporate reorganization includes exercise of warrants and the net offering proceeds will be used to redeem all of the outstanding Opco Preferred Units. Please tell us your consideration of adjusting the numerator in your calculation of pro forma per share data for these transactions.

Capitalization, page 53

4.   Please tell us your consideration of including the warrant liability and redeemable preferred interest in subsidiary in the table.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Estimates
Goodwill and Other Intangible Assets, page 60

5.   We note your disclosure on page F-12 that the CODM has determined that the marine retail business operating segment is the company's reporting unit. In that regard, please clarify for us if you aggregate multiple components into your reporting unit. If so, please tell us the components you have aggregated and provide us with your analysis that supports aggregation is appropriate pursuant to ASC 350-20-35-35.

Fair Value of Financial Instruments, page 61

6.   Please expand your critical accounting policy disclosure to also include a discussion regarding equity based compensation. Please address the methods that management used to determine the fair value of the warrants and equity awards and the nature of the material assumptions involved. If you utilized the market and income approaches to arrive at fair value, please discuss how you weighted each approach used in your valuation and what factors you considered in determining these weightings. If you used the income approach, please disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate. Disclose the extent to which the estimates are considered highly complex and subjective and that estimates will not be necessary to determine the fair value of new awards once your shares begin trading.

Results of Operations, page 65

7.   Revise your discussions of Revenues to quantify the extent to which the increase
        in revenues is attributable to same-store sales.

Gross Profit, page 66

8.   We note that you quantify gross profit by product categories. Please expand your
        disclosure to describe how you calculate gross profit. In doing so, please supplement your
        discussion and analysis of gross profit by disclosing the nature of costs included in cost of
        sales.

Selling, General & Administrative Expenses, page 67

9.   We note that you identify two or more factors that contributed to a change in your
        operating expenses. As a best practice, please quantify the impact of each material factor
        that resulted in the increase in selling, general and administrative expenses. Similar
        revisions should be made regarding the increases/decreases in depreciation and
        amortization, interest expense-floor plan and interest expense-other to provide investors
        with better insight into the underlying reasons for such changes. Please refer to Item
        303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 70

10.   Please expand your disclosure to discuss that you are a holding company with no
        operations on your own, and that you will depend upon the subsidiaries for cash. Please
        more specifically describe dividend restrictions in relation to your debt agreements and
        any other factors that could inhibit your subsidiaries' ability to pay dividends or make
        other distributions. Refer to Item 303(a)(1) of Regulation S-K.

Debt Agreements
GS/BIP Credit Facility, page 71

11.   You indicate that this offering will trigger mandatory repayment of the GS/BIP Credit
        Facility and, to the extent offering proceeds are not sufficient to repay the entire amount
        outstanding, that OneWater LLC intends to repay the remaining portion with a
        refinancing. Given the stated importance of the GS/BIP Credit Facility to acquisitions and
        related growth prospects, please disclose, if known, more information on how OneWater
        LLC intends to replace this source of cash. If you anticipate new financing agreements
        will be in effect following this offering, disclose whether you anticipate that OneWater
        LLC will be restricted from making distributions to you under such arrangements.

Liquidity and Capital Resources
Tax Receivable Agreement, page 74

12.   As you are dependent upon OneWater LLC to fund your obligations, please add disclosure regarding how OneWater LLC plans to fund your obligations under the Tax Receivable Agreement, whether from cash from operations, from financing activities, or otherwise. Also add disclosure about the effect the Tax Receivable Agreement will have on your liquidity, including a reduction in overall cash flow, and about your plans to address the issue.

13.   Revise your discussion of the Tax Receivable Agreement throughout the prospectus to quantify, if possible, the likely tax benefits to be realized and paid to the Unit Holders.

Business, page 83

14.   The charts on pages 6 and 83 depict year-on-year growth for the last two years. As operations began in 2014, please revise to expand the charts to include additional years or tell us why you believe this information is not material.

15.   Given the importance to your business model of local and regional dealer group branding, please describe the post-acquisition agreements you have in place that "[maintain]" the long term engagement of former owners," including the typical duration of the agreements.

One Water Marine Holdings, LLC Consolidated Financial Statements
Consolidated Statement of Operations, page F-4

16.   Because the fiscal 2018 dividends you paid exceeded fiscal 2018 earnings, please tell us your consideration of including pro forma per unit data giving effect to the number of common units whose proceeds would be necessary to pay the distribution in excess of the current year´s earnings. To the extent you include such pro forma per unit data in response to this comment, please include your calculation as a footnote. Refer to SAB Topic 1:B.3.

Notes to the Consolidated Financial Statements, page F-6

17.   Please describe in more detail the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of members' equity or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

18.   Please tell us the nature of any restrictions on the ability of your consolidated subsidiaries to transfer funds to One Water Marine Holdings, LLC in the form of cash dividends, loans or advances. In addition, please tell us: (i) the amount of restricted net assets of unconsolidated and consolidated subsidiaries as of the most recent balance sheet date and

how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

1 Description of Company and Basis of Presentation
Description of the Business, page F-7

19. We note that you refer to One Water Marine Holdings, LLC as "OWMH" in your consolidated financial statements and you refer to One Water Marine Holdings, LLC as "OneWater LLC" in all other parts of the registration statement. Please tell us your consideration of providing a consistent reference.

2 Summary of Significant Accounting Policies, page F-8

20. Please revise to disclose your accounting policy for operating leases.

Goodwill and Other Identifiable Intangible Assets, page F-9

21. Please revise your disclosure in the first paragraph to clarify that the excess of cost over the "fair value" of the identifiable net assets acquired is recorded as goodwill. Refer to ASC 805-30-30-1b.

Revenue Recognition, page F-10

22. Please tell us whether you establish finance, insurance and extended warranty contract chargeback reserves. If so, please tell us and disclose the amount of the chargeback reserves for the periods presented, and disclose the method and assumptions used in establishing such reserves.

23. We note your disclosure on page 62 that you generate pre-owned sales from brokerage transactions and consignment sales. Please expand your revenue recognition accounting policy to discuss these transactions.

Segment Information, page F-11

24. We reference your diversified revenue stream discussion at the bottom of page 5 that non-boat product and service lines contributed 27% of gross profit for fiscal year 2018. You have diversified your business across geographies and dealership types (e.g., fresh water and salt water) in order to reduce the effects of seasonality. Further, in an effort to counteract economic downturn, you increased your focus on pre-owned sales, parts and repair services, and finance and insurance services as disclosed in the fourth paragraph on page 59. In light of the foregoing and the 2017 and 2018 acquisitions that expanded your product offerings, please tell us your basis in GAAP for concluding that you have one operating segment. Please also clarify that the operating segment which is a reporting unit is also a reportable segment. Refer to ASC 280.

5 Acquisitions, page F-14

25.   Please explain the nature of the reinvestments in BAO and SSAO. Also explain your accounting for the reinvestments referencing authoritative literature that supports your accounting treatment.

17 Members' Equity
OWMH Preferred Interest, page F-26

26.   Please explain the nature of the OWMH Preferred Interest and how you account for it referencing authoritative literature that supports your accounting treatment. In doing so, please address the interest rate of 5.0% per annum and how relevant elements of the OWMH Preferred Interest are considered in the calculation of net loss attributable to common interest holders.

19 Contingencies and Commitments
Claims and Litigation, page F-28

27.   We note your disclosure that the company is involved in various legal proceedings. Please enhance your disclosure to describe the nature of the legal proceedings, the amounts accrued and reflected in the financial statements, and whether such proceedings will materially affect your financial position, results of operations and/or cash flows. Further, if it is reasonably possible that a material additional loss above the amount accrued may be incurred, please disclose an estimate of the additional possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 450-20-50-4.

General

28.   If Goldman Sachs & Co. will be effecting sales of your securities in the secondary market after this offering, please tell us whether a market making prospectus will be included in this registration statement.

29.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Yolanda Guobadia, Staff Accountant at 202-551-3562 or Adam Phippen, Staff Accountant at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry, Staff Attorney at 202-551-3621 or Mara Ransom, Assistant Director at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products